# Dentonia Resources Ltd.

Suite #880 – 609 Granville Street, Vancouver, BC. V7Y 1G5
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net


06012483

March 31, 2006

File #82-627

SUPPL

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549



Dear Sirs/Mesdames:

Re: News Release dated March 31, 2006

Enclosed is a copy of our News Release dated March 31, 2006 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.



Adolf A. Petancic
President

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

**Dentonia Resources Ltd.**
Suite #880 – 609 Granville Street, Vancouver, BC. V7Y 1G5
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

March 31, 2006

For Immediate Release
TSX Venture: "DTA"

**Positive Micro-Diamond Results Received from DO-18 Kimberlite, WO Diamond Project, NWT**
**Bulk Sample of DO-18 Planned for Summer 2006**

Dentonia Resources Ltd. ("Dentonia") has been advised by Peregrine Diamonds Ltd. ("Peregrine"), the operator of the WO Diamond Project, of the results of caustic fusion analysis of micro-diamond samples from seven core holes drilled into the plus 3.5 hectare DO-18 kimberlite, WO Diamond Project, NWT, Canada, last fall. The micro diamond analysis was carried out by the Saskatchewan Research Council ("SRC").

The results are sufficiently encouraging to proceed with a mini-bulk sample at DO-18, this summer, in order to gain a better understanding of the grade and diamond quality of this kimberlite. More information regarding this sampling program will be released when the plans and permits are finalized.

The DO-18 kimberlite is located approximately 700 meters north of DO-27 kimberlite, which is currently undergoing a large bulk sampling program. Drilling and detailed core logging by Peregrine suggests that the DO-18 kimberlite is composed of 4 main kimberlite phases, all of which are distinct from those in the DO-27.

KIMB-1 is volumetrically the most significant kimberlite unit in DO-18, comprising approximately 70% of the pipe infill and located primarily in the northern and central part of the pipe. This rock is classified as volcaniclastic kimberlite, possibly pyroclastic in origin. KIMB-2 is volumetrically the second most significant kimberlite unit in DO-18, comprising approximately 20% of the pipe infill and observed primarily in the southern part of the pipe. This unit is very similar to KIMB-1, but contains significantly more mud in the matrix, giving the kimberlite a brown colour. It is classified as a volcaniclastic kimberlite, and both pyroclastic and re-sedimentation process likely were important in the deposition of this unit. KIMB-3 is a volumetrically minor unit, comprising approximately 5% of the pipe, and is observed as layers within the KIMB-1 unit in the northern part of the pipe. It is mud-rich and is likely a re-sedimented kimberlite. The fourth unit, termed OTHER-KIMB, is also volumetrically minor, comprising approximately 5% of the pipe. It is present at the top of several drill holes in the northern part of the pipe. This unit is complex and is classified as volcaniclastic kimberlite which may be re-sedimented.

Representative material from the core holes have been combined by geological unit to give a better understanding of the micro-diamond distribution within each geological unit, and the results are as follows:

| UNIT | KIMB-1 | | | KIMB-2 | |
|---|---|---|---|---|---|
| Lower Sieve | Total Stones | Total Carats | | Total Stones | Total Carats |
| +4.75 mm | 0 | 0 | | 0 | 0 |
| +3.35 mm | 0 | 0 | | 0 | 0 |
| +2.36 mm | 0 | 0 | | 0 | 0 |
| +1.70 mm | 1 | 0.052775 | | 0 | 0 |
| +1.18 mm | 0 | 0 | | 0 | 0 |
| +0.85 mm | 1 | 0.00694 | | 3 | 0.042405 |
| +0.60 mm | 18 | 0.06404 | | 9 | 0.03742 |
| +0.425 mm | 39 | 0.05489 | | 7 | 0.012305 |
| +0.300 mm | 64 | 0.02951 | | 26 | 0.012865 |
| +0.212 mm | 168 | 0.031365 | | 55 | 0.00994 |
| +0.150 mm | 337 | 0.022185 | | 106 | 0.007015 |
| +0.106 mm | 547 | 0.01406 | | 203 | 0.005185 |
| +0.075 mm | 885 | 0.009215 | | 307 | 0.00319 |
| Total | 2060 | 0.28498 | | 716 | 0.130325 |
| Sample Weight (kg) | | 703.30 | | | 240.75 |
| Stones per kg | | 2.93 | | | 2.97 |

| UNIT | KIMB-3 | | | OTHER-KIMB | |
|---|---|---|---|---|---|
| Lower Sieve | Total Stones | Total Carats | | Total Stones | Total Carats |
| +4.75 mm | 0 | 0 | | 0 | 0 |
| +3.35 mm | 0 | 0 | | 0 | 0 |
| +2.36 mm | 0 | 0 | | 0 | 0 |
| +1.70 mm | 0 | 0 | | 0 | 0 |
| +1.18 mm | 0 | 0 | | 0 | 0 |
| +0.85 mm | 0 | 0 | | 0 | 0 |
| +0.60 mm | 1 | 0.00488 | | 0 | 0 |
| +0.425 mm | 2 | 0.003975 | | 1 | 0.000785 |
| +0.300 mm | 3 | 0.001555 | | 13 | 0.00625 |
| +0.212 mm | 11 | 0.001805 | | 17 | 0.00306 |
| +0.150 mm | 20 | 0.00149 | | 25 | 0.001675 |
| +0.106 mm | 24 | 0.00062 | | 34 | 0.000905 |
| +0.075 mm | 43 | 0.000395 | | 60 | 0.000765 |
| Total | 104 | 0.01472 | | 150 | 0.01344 |
| Sample Weight (kg) | | 48.00 | | | 55.30 |
| Stones per kg | | 2.17 | | | 2.71 |

The presence of significant quantities of micro-diamonds at DO-18 together with DO-18's proximity to DO-27, and the potential for the discovery of additional kimberlite bodies between DO-27 and DO-18 and within the claim boundaries, continue to enhance the potential of the WO Diamond Project.

Peregrine's diamond exploration programs are conducted under the direction of Dr. Jennifer Pell, Vice President Exploration, P. Geo., (BC), P. Geo. (NT/NU), a qualified person under NI 43-101.

Dentonia Resources Ltd. is a 1/3 equity stake holder in DHK Diamonds Inc., which has a 20% contributing interest in the WO Diamond Project. To date, DHK Diamonds Inc. has made all cash call contributions to the September 2005/May 2006 exploration program, which consisted of the reinterpretation of the geophysical Falcon data for the claims surrounding the DO27 and the DO18, core drilling into the DO27 and the DO18 kimberlites, and RC drilling (24 inches) at the DO27 kimberlite, at a total estimated cost of approximately $12,500,000.

A cash call of $403,000 for April 2006, being DHK's pro rata contribution, remains outstanding and DHK is in a position to make this cash call. In addition Dentonia is in a position to make its pro rata cash call for the proposed bulk sample of the DO18 this summer.

**DENTONIA RESOURCES LTD.**

*"Adolf A. Petancic"*

Adolf A. Petancic
President

**Investor Relations:**

**John Chalcraft Tel: (604) 541-1995; Toll Free: 1 (800) 540-1995 Facsimile: (604) 682-1144**
**Email: johnchalcraft@shaw.ca or dentonia@telus.net Website:** www.dentonia.net

# Dentonia Resources Ltd.

Suite #880 – 609 Granville Street, Vancouver, BC. V7Y 1G5
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net


March 30, 2006

File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

SEC MAIL PROCESSING
RECEIVED
APR 10 2006
WASH. D.C. 160 SECTION

Dear Sirs/Mesdames:

Re: News Release dated March 30, 2006

Enclosed is a copy of our News Release dated March 30, 2006 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

# Dentonia Resources Ltd.

Suite #880 – 609 Granville Street, Vancouver, BC. V7Y 1G5
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

March 30, 2006

For Immediate Release
TSX Venture: "DTA"

**Atkinson Gold Prospect, Lipton Claims, 15km South-East of The Detour Lake Mine, Porcupine Mining Division, Ontario**

During February and March 2006 ten diamond drill holes, totaling 1493.0 metres, were completed on the Lipton claims to test geophysical targets and gold mineralization in the area of Hole 96-3 (10.7g/t gold over 9 metres), drilled in 1996 by a previous operator.

The current diamond drill program intersected significant gold concentrations (> 500 ppb) in seven of the holes with the best intersection in hole L-06-7, where samples taken between 96.5 and 104.2 metres averaged 14.01 g/t gold over a core length of 7.7 metres. The highest sample within the hole returned a value of 74.71 g/t over a core length of 1.0 metres in a sulphide bearing felsic tuff. If this result is cut to 30 g/t the composite average for the section is 8.21 g/t gold over 7.7 metres.

This gold mineralized zone appears to have a length of at least 400 metres, and Paul R. Nicholls, P.Eng., Ontario, under whose direction this exploration program was conducted, is in the process of interpreting these drill results together with earlier results and will formulate the next phase of the Lipton exploration program.

**DENTONIA RESOURCES LTD.**

*"Adolf A. Petancic"*

Adolf A. Petancic
President

**Investor Relations: John Chalcraft Tel: (604) 541-1995; Toll Free: 1 (800) 540-1995 Facsimile: (604) 682-1144**
**Email: johnchalcraft@shaw.ca or dentonia@telus.net Website:** www.dentonia.net